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SEC FILE NUMBER 000-7246
CUSIP NUMBER 716578109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): X Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR

For Period Ended: December 31, 2006

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Petroleum Development Corporation

Full Name of Registrant

Former Name if Applicable

120 Genesis Blvd

Address of Principal Executive Office *(Street and Number)*

Bridgeport, WV 26330

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petroleum Development Corporation (the "Company") has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 ("2006 Form 10-K") by March 16, 2007, without unreasonable effort and expense because it has not yet completed the preparation of its financial statements for the year ended December 31, 2006, as discussed below. The Company is not able to represent that it will be able to file its 2006 Form 10-K by April 2, 2007.

Due to a variety of factors, including a number of transactions occurring near or just subsequent to its year end, the Company has not yet completed its year end review process, including analysis of significant financial statement accounts, nor has management completed its assessment of internal control over financial reporting. Once the Company has completed its 2006 financial statements, its auditors will require sufficient time to complete their audit.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard W. McCullough Chief Financial Officer and Treasurer	304	808-6249
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes X No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company's Report on Form 10-Q for the period ended September 30, 2006, filed November 9, 2006, in July 2006, the Company sold to an unaffiliated company a portion of its undeveloped leasehold located in Grand Valley Field, Garfield County, Colorado. The proceeds from the sale were $353.6 million. The Company recorded a gain on sale of leaseholds of $328 million and a deferred gain on sales of leaseholds of $25.6 million. The gain on sale of leaseholds will significantly impact the Company's reported results of operations for the year ended December 31, 2006, as compared to its results of operations reported for the year ended December 31, 2005.

Petroleum Development Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2007

By /s/ Richard W. McCullough
Richard W. McCullough,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. *Electronic Filers:* This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).